Exhibit 99.3

FIELD TRIP HEALTH & WELLNESS PROVIDES BUSINESS

UPDATE AND REPORTS FISCAL SECOND QUARTER 2023

RESULTS

●	Post-quarter end, launched a refreshed version of the Company’s award-winning app for psychedelic guidance, renamed ‘Field Trip’, to include a number of new features, such as offline access to music and meditations, higher bit-rate streaming and access to Field Trip’s therapeutic programs.

●	In November, announced ‘Freedom by Field Trip™’, a first-of-its-kind, one-year hybrid ketamine therapy program blending psychedelic-assisted therapies with holistic wellness support to offer people the ability to participate in ketamine therapy at-home or in one of Field Trip’s locations.

●	Post-quarter end, strengthened leadership team with the appointment of Stacey Hoisak as Senior Vice President, General Counsel, and Dr. Monique Moller as Vice President, Integrative Health.

●	Field Trip generated revenues of $1.8 million during the quarter ended September 30, 2022, an increase of 103% over prior year’s second fiscal quarter.

●	As at September 30, 2022, Field Trip held approximately $13.9 million in cash and working capital.

TORONTO, November 29, 2022 – Field Trip Health & Wellness Ltd. (TSXV: FTHW) (the "Company" or “Field Trip”), a global leader in the delivery of psychedelic therapies, today provided a business update and reported fiscal second quarter 2023 results for the three-month period ended September 30, 2022. All results are reported under International Financial Reporting Standards ("IFRS") and in Canadian dollars, unless otherwise specified.

“Field Trip has made great strides over the past few months in expanding our offering with the addition of innovative new programs and scaling our digital platforms to ensure a greater population of people can access life-changing psychedelic-assisted therapies,” commented Ronan Levy, Chairman and Chief Executive Officer of Field Trip Health & Wellness. “The relaunch of the refreshed version of our award-winning mental health well-being app, now named ‘Field Trip’, was a key step in executing on our digital-centric and community focused strategy. Furthering our efforts to expand our reach was the introduction of Freedom by Field Trip™, a game-changing one-year hybrid membership therapy program, offering psychedelic-assisted therapy in our clinics or at home, with support of a holistic approach to mental health and well-being. Field Trip’s pioneering approach to therapy that combines the power of psychedelic therapies with comprehensive well-being, is reducing barriers to access and helping people live their lives free from anxiety, depression and trauma.”

Over the second fiscal quarter, Field Trip continued to provide life-changing psychedelic-assisted therapies across its clinics, demonstrating significant effective response rates. Data shows that 93 percent of Field Trip clients have experienced noticeable improvement in their depression, anxiety and trauma symptoms immediately following treatment, with the majority of clients sustaining this improvement for more than four months. In addition to the continued success of the Company’s in-clinic programs, Field Trip has now expanded its service offerings with an increased focus on holistic well-being through a digital-centric, community-forward approach. The Company’s business model strategically enhances the Company’s offering and allows Field Trip to greatly increase access to people in need for its psychedelic-assisted therapies and holistic health and well-being, as well as scale its offering more efficiently.

In October, Field Trip introduced a refreshed version of its award-winning app for psychedelic guidance, named “Field Trip”, as a precursor to the launch of its more flexible and comprehensive hybrid ketamine therapy program, Freedom by Field Trip™. These operational initiatives support the evolution of the Company’s community-focused, digital-centric growth strategy. The updated app includes a number of new features and functionality, including offline access to music and meditations, higher bit-rate streaming, access to Field Trip’s therapeutic programs, and a new user flow. The rebuild of the app was the precursor to launching Field Trip’s flexible treatment platform which will rely on digital channels to build community more extensively than Field Trip’s previous offering.

On November 15, the Company announced the launch of Freedom by Field Trip™ (the “Program”), a first-of-its-kind one-year hybrid at-home or in-person ketamine therapy program for people suffering from mild to moderate depression, anxiety, and trauma. The new offering combines psychedelic-assisted therapies through an annual membership providing and integrating several holistic wellness practices and modalities, including meditations, nutrition classes, integration therapy, breathwork, somatic movement therapy, community talks, and membership events. The Program is designed to increase accessibility to psychedelic-assisted therapy and support it with a holistic approach to mental health and well-being. Freedom by Field Trip™ will initially be available in California and Washington State and the Company expects to rollout to additional jurisdictions in 2023 with a monthly fee for the Program will be US$299.

On November 22, 2022, Field Trip also announced it had strengthened its leadership team with the appointments of Stacey Hoisak as Senior Vice President, General Counsel, and Dr. Monique Moller as Vice President, Integrative Health. The addition of Ms. Hoisak and Ms. Moller rounds out the Company’s executive team and supports the execution of its expanded, broader approach to holistic mental health and wellbeing.

Financial Highlights

As at September 30, 2022, Field Trip held approximately $13.9 million in cash and working capital.

For the second fiscal quarter ended September 30, 2022, the Clinics business generated patient services revenues of $1.8 million, consistent with the prior quarter and 103% over the comparative second fiscal quarter of the prior year. The growth in revenue was driven by an increase of five clinics over the prior year.

Net loss for the Clinics in the second fiscal quarter 2023 was $14.4 million compared with a $10.7 million loss in the same period of the prior fiscal year. This increase in the net loss was primarily due to a non-cash impairment of $4.9 million relating to right-of-use assets, non-cash share-based payments of $1.4 million due to the cancellation of non-vested options upon closing of the Arrangement, $0.7 million in foreign exchange loss and non-recurring transaction fees of $0.4 million relating to the Arrangement and Concurrent Financing, partly offset by reduced general and administration expense of $2.8 million arising from continued operating efficiencies and $0.8 million in sales and marketing expense due to channel optimization and an increased focus on organic over paid channels.

Mujeeb Jafferi, President of Field Trip Health & Wellness, said, “Over the second quarter, we achieved a cost reduction of 26.2% of recurring operating expenses over the same period of the prior fiscal year, as we continue to align the business towards a more sustainable, capital efficient model, which we have exemplified with the relaunch of our Field Trip app, which will be key to achieving this objective. With our focus on scaling digital platforms, as well as operational measures we have enacted such as operational streamlining and improvements in digital processing, we hope to further reduce expenses going forward.”

Conference Call

The Company will conduct a conference call and webcast to discuss its results the following morning, Wednesday, November 30, 2022 at 8:30 a.m. ET. To access the call, please dial 1-877-407-9716 (within the U.S.) or 1-201-493-6779 (outside the U.S.) and provide conference ID 13734182. A live webcast of the conference call can be accessed via the Events and Presentations section of the Field Trip Health & Wellness Investor Relations website here.

For those unable to attend the live call, a telephonic replay will be available until 11:59 p.m. ET on Wednesday, December 14, 2022. To access the replay dial 1-844-512-2921 (within the U.S.) or 1-412-317-6671 (outside the U.S.) and provide conference ID 13734182. The webcast will be archived and available in the Events and Presentations section of the Field Trip Health & Wellness Investor Relations website approximately one hour after the conclusion of the live call.

Selected Financial Information

The following table sets forth selected financial information derived from the Company’s unaudited combined carve-out financial statements for the three and six months ended September 30, 2022 and September 30, 2021, prepared in accordance with IAS 34 in a manner consistent with the Company’s annual audited combined carve-out financial statements. The following information should be read in conjunction with the financial statements and management’s discussion and analysis, which are available on the Company’s website at www.fieldtriphealth.com and under the Company’s SEDAR profile at www.sedar.com.

	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Six Months Ended September 30, 2022	Six Months Ended September 30, 2021
	$	$	$	$
Revenue	1,840,704	907,816	3,665,108	1,775,216
Operating expenses	15,122,087	11,797,973	27,119,337	21,370,683
Other income (expenses)	(1,126,644)	154,052	809,524	(273,872)
Net loss	(14,408,027)	(10,736,105)	(22,644,705)	(19,869,339)

About Field Trip Health & Wellness Ltd.

With a large global community of psychedelic-interested people, proprietary psychedelic therapies that generate transformative results for people in the treatment of mental health conditions and a brand and share of voice that is reaching millions of people, Field Trip is a center of gravity for the psychedelic renaissance.

Learn more at https://www.meetfieldtrip.com, https://www.fieldtriphealth.com and https://www.fieldtriphealth.nl.

Follow us on Twitter and Instagram: @fieldtriphealth

To receive company updates about Field Trip and to be added to the email distribution list please sign up here.

Download Field Trip’s app here.

Cautionary Note Regarding Forward-Looking Information

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding the Company and its business. Often but not always, forward-looking information can be identified by the use of words such as "expect", "intends", "anticipated", "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of the Company and are based on assumptions and subject to risks and uncertainties. Although the management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Additional information relating to the Company, can be located on the SEDAR website at www.sedar.com.

Neither TSX Venture Exchange, or its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

CONTACTS:

Field Trip Health & Wellness:

Ronan Levy

Chairman & CEO

(416) 505-0929

ronan@fieldtriphealth.com

Investor contacts:

Phil Carlson / Sophia Bashford

KCSA Strategic Communications

(646) 573-0776) / (929 246-7307)

fieldtripIR@kcsa.com

Media contacts:

Isabella Morreale

Autumn Communications

(862) 579-7944

press@fieldtriphealth.com

SOURCE Field Trip Health & Wellness